
Mail Stop 3561

December 12, 2006

Mr. Alan Auerbach
Chief Executive Officer
Cougar Biotechnology, Inc.
10990 Wilshire Boulevard, Suite 1200
Los Angeles, CA 90024

> **Re: Cougar Biotechnology, Inc.**
> **Amendment No. 3 to Form SB-2**
> **File No. 333-133779**
> **Amendment Filed November 16, 2006**

Dear Mr. Auerbach:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
page 18

1.   We have reviewed your revised results of operations discussion and have the following observation. While focus of the company's discussion appears appropriately based in quantitative changes to certain expense items, the company's disclosure oftentimes lacks a narrative discussion of the underlying

business reasons for the changes sufficient to give the reader an understanding of the underlying "big picture" about how your business performed during the year and where it is headed. In the future, please review http://www.sec.gov/rules/interp/33-8350.htm and ensure that your discussions in future filings respond to this guidance. (note emphasis)

2.   We note that the company has eliminated disclosure under its "Liquidity" discussion concerning its accounts payable aging and the payment of accrued bonuses. Please advise why the company eliminated this informative disclosure.

3.   We note that the company has revised its disclosure under the heading "Current and Future Financing Needs" to eliminate disclosure concerning total development costs per product candidate – which you previously estimated at $50-75 million. Please explain why you deleted this disclosure or restore it.

Interim Financial Statements
Notes to Interim Financial Statements
Note 6 – Private Placement Offering, F-33

4.   Please revise your disclosure here and throughout your filing (e.g. description of capital stock) to clarify if the Series A Convertible Preferred Stock and related placement agent warrants can be settled in registered or unregistered shares.

5.   Based on your disclosure in Note 11, we note you may be liable for liquidated damages resulting from registration requirements of the shares underlying the placement agent warrants. Please tell us how you have applied the guidance of SFAS 133 and EITF Issue 00-19 in evaluating the classification of the warrants. As a result, you would be required to analyze the warrants under paragraph 6 of SFAS 133 and paragraphs 12-32 of EITF 00-19. In this regard, we note that your subscription agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment equal to 1.0% of the original purchase price paid for the private placement units per month until the event is cured, with the maximum penalty of 12%. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.*   The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4, and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the warrant holders' registration rights.

Note 11 – Subsequent Events, F-36

6.   In connection with the comment above, please file all agreements related to issuance of Series A Preferred Stock and the related placement agent warrants (e.g. warrant agreement, registration rights agreement, subscription agreement, etc.) that have not been filed to date.

Other Regulatory

7.   Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

8.   Your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings should also be revised to comply with these comments as applicable.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Christopher Melsha
        Fax: (612) 642-8343

Mr. Alan Auerbach
Cougar Biotechnology, Inc.
December 12, 2006
p. 4